UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(D)

of the Securities Exchange Act OF 1934

Date of Report (Date of earliest event reported): October 12, 2020

CHURCHILL CAPITAL CORP II

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-38960	83-4388331
(Commission File No.)	(IRS Employer Identification No.)

640 Fifth Avenue, 12th Floor New York, NY (Address of principal executive offices)	10019 (Zip Code)

(212) 380-7500
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant	CCX.U	New York Stock Exchange
Shares of Class A common stock	CCX	New York Stock Exchange
Warrants included as part of the units	CCX WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Skillsoft Merger Agreement

On October 12, 2020, Churchill Capital Corp II, a Delaware corporation (“Churchill”), entered into an Agreement and Plan of Merger (the “Skillsoft Merger Agreement”) by and between Churchill and Software Luxembourg Holding S.A., a public limited liability company (société anonyme) incorporated and organized under the laws of the Grand Duchy of Luxembourg (“Skillsoft”).

Pursuant to the terms of the Skillsoft Merger Agreement, a business combination between Churchill and Skillsoft will be effected through the merger of Skillsoft with and into Churchill, with Churchill surviving as the surviving company (the “Skillsoft Merger”). At the effective time of the Skillsoft Merger (the “Effective Time”), (a) each Class A share of Skillsoft, with nominal value of $0.01 per share (“Skillsoft Class A Shares”), outstanding immediately prior to the Effective Time, will be automatically canceled and Churchill will issue as consideration therefor (i) such number of shares of Churchill’s Class A common stock, par value $0.0001 per share (the “Churchill Class A Common Stock”) equal to the Class A First Lien Exchange Ratio (as defined in the Skillsoft Merger Agreement), and (ii) Churchill’s Class C common stock, par value $0.0001 per share (the “Churchill Class C Common Stock”), equal to the Class C Exchange Ratio (as defined in the Skillsoft Merger Agreement), and (b) each Class B share of Skillsoft, with nominal value of $0.01 per share (“Skillsoft Class B Shares”), will be automatically canceled and Churchill will issue as consideration therefor such number of shares of Churchill Class A common stock equal to the Per Class B Share Merger Consideration (as defined in the Skillsoft Merger Agreement). Pursuant to the terms of the Skillsoft Merger Agreement, Churchill is required to use commercially reasonable efforts to cause the Churchill Class A Common Stock to be issued in connection with the transactions contemplated by the Skillsoft Merger Agreement (the “Skillsoft Transactions”) to be listed on the New York Stock Exchange (“NYSE”) prior to the closing of the Skillsoft Merger (the “Skillsoft Closing”). Immediately following the Effective Time, Churchill will redeem all of the shares of Class C Common Stock issued to the holders of Skillsoft Class A Shares for an aggregate redemption price of (i) $505,000,000 in cash and (ii) indebtedness under the Existing Second Out Credit Agreement (as defined in the Skillsoft Merger Agreement), as amended by the Existing Second Out Credit Agreement Amendment (as defined in the Skillsoft Merger Agreement), in the aggregate principal amount equal to the sum of $20,000,000 to be issued by the Surviving Corporation (as defined in the Skillsoft Merger Agreement) or one of its subsidiaries, in each case, pro rata among the holders of Churchill Class C Common Stock issued in connection with the Skillsoft Merger.

The consummation of the proposed Skillsoft Transactions is subject to the receipt of the requisite approval of (i) the stockholders of Churchill (the “Churchill Stockholder Approval”) and (ii) the shareholders of Skillsoft (the “Skillsoft Shareholder Approval”) and the fulfillment of certain other conditions (see Conditions to Closing below).

Representations and Warranties

The Skillsoft Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) capital structure, (iii) authorization to enter into the Skillsoft Merger Agreement, (iv) licenses and permits, (v) taxes, (vi) financial information, (vii) real property, (viii) material contracts, (ix) title to assets, (x) absence of changes, (xi) employee matters, (xii) compliance with laws, (xiii) litigation, (xiv) transactions with affiliates, (xv) regulatory matters and (xvi) intellectual property.

Covenants

The Skillsoft Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the Skillsoft Transactions and efforts to satisfy conditions to consummation of the Skillsoft Transactions. The Skillsoft Merger Agreement also contains additional covenants of the parties, including, among others, (i) covenants providing for Churchill and Skillsoft to use efforts to obtain all necessary regulatory approvals subject to certain limits set forth in the Skillsoft Merger Agreement, (ii) covenants providing for Churchill to use reasonable best efforts to prepare, and Skillsoft to cooperate in the preparation of, a Registration Statement on Form S-4, which shall include the Joint Proxy Statement/Prospectus (as defined in the Skillsoft Merger Agreement), that is required to be filed in connection with the Skillsoft Transactions and (iii) a covenant providing for Skillsoft to use reasonable best efforts to obtain any Debt Amendment (as defined in the Skillsoft Merger Agreement) requested by Churchill to address certain potential changes in Skillsoft’s corporate structure.

Skillsoft Incentive Equity Plan

Prior to the Skillsoft Closing, Churchill will adopt the Incentive Equity Plan (as defined in the Skillsoft Merger Agreement) subject to the receipt of the Churchill Stockholder Approval in respect thereto.

Skillsoft Exclusivity Restrictions

Except as expressly permitted by the Skillsoft Merger Agreement, from the date of the Skillsoft Merger Agreement to the Effective Time or, if earlier, the valid termination of the Skillsoft Merger Agreement in accordance with its terms, Skillsoft has agreed not to, among other things, (i) solicit inquiries for, make, negotiate, offer or enter into proposals or definitive agreements with any third-party other than Churchill with respect to Skillsoft’s recapitalization, refinancing, merger or similar transaction (an “Alternative Proposal”) or (ii) initiate any discussions with or provide any non-public information to any third-party that would encourage, facilitate or further any effort to make or implement an Alternative Proposal.

Churchill Exclusivity Restrictions

From the date of the Skillsoft Merger Agreement to the Effective Time or, if earlier, the valid termination of the Skillsoft Merger Agreement in accordance with its terms, Churchill has agreed not to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Skillsoft, its subsidiaries, affiliates and representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in (x) any Initial Business Combination (as defined in the Skillsoft Merger Agreement) or (y) any other Business Combination (as defined in the Skillsoft Merger Agreement) that would reasonably be expected to (i) adversely impact the ability of either Churchill or Skillsoft to consummate the Skillsoft Transactions, (ii) delay the consummation of the Skillsoft Transactions by more than 10 business days or (iii) violate or otherwise breach Churchill’s interim operating covenants under the Skillsoft Merger Agreement. For any Business Combination that Churchill is permitted to pursue under the terms and conditions of the Skillsoft Merger Agreement, Churchill must provide Skillsoft with written notice at least two business days prior to its or any of its subsidiary’s entry into any definitive agreement in connection therewith.

Churchill Change in Recommendation

Churchill is required to include in the Joint Proxy Statement/Prospectus the recommendation of Churchill’s board of directors (the “Board”) to Churchill’s stockholders that they approve the Proposals (as defined in the Skillsoft Merger Agreement) relating to the Skillsoft Transactions (the “Churchill Board Recommendation”). Churchill is permitted to change the Churchill Board Recommendation (such change, a “change in recommendation”) if it determines, in good faith, after consultation with its outside legal counsel, that the failure to make such a change in recommendation would be inconsistent with its fiduciary duties under applicable law.

Conditions to Closing

The consummation of the Skillsoft Merger is conditioned upon, among other things, (i) receipt of the Churchill Stockholder Approval (other than with respect to the Director Election Proposal (as defined in the Skillsoft Merger Agreement) and other proposals not explicitly described in the Skillsoft Merger Agreement but that Skillsoft and Churchill agree to be reasonably necessary or appropriate in connection with the Skillsoft Merger (such proposals, the “Excluded Proposals”), (ii) receipt of the Skillsoft Shareholder Approval, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the absence of any governmental order prohibiting the consummation of the Skillsoft Transactions, (v) the completion of the redemption offer in relation to Churchill Class A Common Stock in accordance with the terms of the Skillsoft Merger Agreement and the Joint Proxy Statement/Prospectus (the “Redemption Offer”), (vi) Churchill having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the Redemption Offer is completed, (vii) the receipt of the approval for listing by the New York Stock Exchange of the Churchill Class A Common Stock to be issued in connection with the Skillsoft Transactions, (viii) the amount of Available Closing Date Cash (as defined in the Skillsoft Merger Agreement) being equal to or exceeding $644,000,000, (ix) the delivery of an auditor’s report by PKF Audit & Conseil S.à r.l. in accordance with Article 1021-6 of the Luxembourg Companies’ Law (as defined in the Skillsoft Merger Agreement), (x) effectiveness of the Registration Statement (as defined in the Skillsoft Merger Agreement) and absence of a stop order by the SEC or any threatened or initiated proceeding seeking such a stop order, (xi) the absence of an “Event of Default” under Skillsoft’s Existing Credit Agreements (as defined in the Skillsoft Merger Agreement), (xii) the absence of a Material Adverse Effect (as defined in the Skillsoft Merger Agreement), (xiii) Churchill’s Sponsor Support Agreement (as defined in the Skillsoft Merger Agreement) not being amended or modified without Skillsoft’s prior written consent from the date of the Skillsoft Merger Agreement until the Skillsoft Closing and (xiv) customary bringdown conditions with respect to each parties’ representations and warranties and covenants. The consummation of the Skillsoft Merger is not conditioned on the consummation of the Global Knowledge Merger (as defined below) or any other transactions contemplated in the Global Knowledge Merger Agreement (as defined below).

Termination

The Skillsoft Merger Agreement may be terminated at any time, but not later than the Skillsoft Closing, as follows:

(i)	by mutual written consent of Churchill and Skillsoft;

(ii)	by either Churchill or Skillsoft if the other party has breached any of its covenants or representations and warranties such that any closing condition would not be satisfied at the Skillsoft Closing (subject to a cure period of 20 business days and waiver by the non-breaching party);

(iii)	by either Churchill or Skillsoft if the Skillsoft Closing does not occur by June 12, 2021 (provided that a party does not have the right to terminate under this provision if such party’s material breach of any representations, warranties or covenants causes the Skillsoft Closing not to occur prior to June 12, 2021);

(iv)	by either Churchill or Skillsoft if a governmental entity shall have issued a final, non-appealable governmental order permanently enjoining or prohibiting the consummation of the Skillsoft Merger (provided that the party whose action or inaction causes the governmental order does not have the right to terminate under this provision);

(v)	by either Churchill or Skillsoft if the Churchill Stockholder Approval to approve the Skillsoft Transactions (other than with respect to the Excluded Proposals) is not obtained at Churchill’s stockholder meeting;

(vi)	by Skillsoft, if Churchill’s Board changes its recommendation with respect to the Skillsoft Transactions (other than with respect to the Excluded Proposals); or

(vii)	by Churchill, if the Skillsoft Shareholder Approval to approve the Skillsoft Transactions is not obtained at Skillsoft’s shareholder meeting.

The foregoing description of the Skillsoft Merger Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference.

The Skillsoft Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Churchill or Skillsoft. In particular, the assertions embodied in the representations and warranties in the Skillsoft Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Skillsoft Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Skillsoft Merger Agreement are not necessarily characterizations of the actual state of facts about Churchill or Skillsoft at the time they were made or otherwise and should only be read in conjunction with the other information that Churchill makes publicly available in reports, statements and other documents filed with the SEC.

Support Agreement

In connection with the execution of the Skillsoft Merger Agreement, Churchill and Skillsoft entered into a support agreement (each, a “Support Agreement” and collectively, the “Support Agreements”) with certain of Skillsoft’s shareholders (collectively, the “Supporting Skillsoft Shareholders” and each, a “Supporting Skillsoft Shareholder”) that collectively hold Skillsoft Class A Shares and Skillsoft Class B Shares representing approximately 62.3% of the aggregate voting power of the outstanding Skillsoft Class A Shares and Skillsoft Class B Shares. Each Support Agreement provides, among other things, that each Supporting Skillsoft Shareholder will vote all of such Supporting Skillsoft Shareholders’ then-outstanding shares of Skillsoft in favor of the Skillsoft Merger and any other proposal reasonably necessary under applicable law to effect the Skillsoft Merger at Skillsoft’s special shareholder meeting. In addition, the Support Agreements (i) require each Supporting Skillsoft Shareholder to exercise their drag-along rights as promptly as practicable following the time that the Registration Statement becomes effective pursuant to Skillsoft’s Shareholders’ Agreement (as defined in the Support Agreements) to require all other shareholders of Skillsoft to take all actions in connection with consummating the Skillsoft Merger as Skillsoft may reasonably request, including voting in favor of Skillsoft’s adoption of the Skillsoft Merger Agreement and (ii) prohibit the Supporting Skillsoft Shareholders from engaging in activities that have the effect of soliciting a competing Alternative Proposal.

The foregoing description of the Support Agreements is not complete and is qualified in its entirety by reference to the Support Agreements, a form of which is attached as Exhibit C to Exhibit 2.1 to this Current Report and incorporated herein by reference.

Stockholders Agreement

In connection with the execution of the Skillsoft Merger Agreement, Churchill entered into a Stockholders Agreement (the “Stockholders Agreement”) with Churchill Capital Sponsor II LLC (“Churchill Sponsor”) and Michael Klein. Pursuant to the Stockholders Agreement, Churchill Sponsor has the right to nominate two directors to Churchill’s Board following the Skillsoft Closing (the “Churchill Directors”). If the Churchill Sponsor’s ownership of the aggregate outstanding shares of Churchill Class A Common Stock is less than 5% (but is equal to or greater than 1%), Churchill Sponsor will have the right to nominate one Churchill Director; and if the Churchill Sponsor’s ownership of the aggregate outstanding shares of Churchill Class A Common Stock is less than 1%, Churchill Sponsor will not have any director nomination rights.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the Stockholders Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Registration Rights Agreement

In connection with the execution of the Skillsoft Merger Agreement, Churchill, Skillsoft and Churchill Sponsor entered into an amended and restated registration rights agreement (“Registration Rights Agreement”), which will become effective upon the consummation of the Skillsoft Merger. Pursuant to the Registration Rights Agreement, Churchill has agreed to provide to the stockholders holding at least 5% of the registrable securities then outstanding up to four “demand” long-form registrations, an unlimited number of short-form registrations and customary underwritten offering and “piggyback” registration rights with respect to the Churchill Class A Common Stock and warrants to purchase shares of Churchill Class A Common Stock, subject to certain conditions. The Registration Rights Agreement also provides that Churchill will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Sponsor Agreement

In connection with the execution of the Skillsoft Merger Agreement, Churchill Sponsor and Churchill’s directors and officers (together with Churchill Sponsor, the “Sponsor Agreement Parties”) entered into an amended and restated letter agreement (the “Sponsor Agreement”) with Churchill and Skillsoft pursuant to which the Sponsor Agreement Parties have agreed to vote all shares of the Churchill Class A Common Stock beneficially owned by such persons in favor of the Skillsoft Merger and each of the other related proposals presented at Churchill’s special stockholder meeting. The Sponsor Agreement also provides that the Sponsor Agreement Parties will not redeem any shares of the Churchill Class A Common Stock owned by such persons in connection with the Skillsoft Merger. Each of the Sponsor Agreement Parties also agreed to relinquish and waive all of its respective rights to receive shares of the Churchill Class A Common Stock in excess of the number issuable at the Initial Conversion Ratio (as defined in the Sponsor Agreement) upon conversion of such holder’s existing shares of Class B common stock of Churchill, par value $0.0001 per share, in connection with the Skillsoft Closing as a result of any applicable adjustment under Churchill’s current certificate of incorporation.

The Sponsor Agreement Parties have also agreed, subject to certain exceptions, not to transfer any (i) Founder Shares (as defined in the Sponsor Agreement) (or any shares of the Churchill Class A Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Skillsoft Merger or (B) subsequent to the Skillsoft Merger, (x) if the closing price of the Churchill Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Skillsoft Merger or (y) the date on which Churchill completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in all of Churchill’s stockholders having the right to exchange their shares of the Churchill Class A Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”) or (ii) Private Placement Warrants (as defined in the Sponsor Agreement) (or any shares of Churchill’s common stock issuable upon exercise thereof) until 30 days after the completion of the Skillsoft Merger (the “Private Placement Warrants Lock-up Period” and, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

The Sponsor Agreement shall terminate on the earlier of (a) the liquidation of Churchill and (b) the expiration of the Lock-up Periods.

The foregoing description of the Sponsor Agreement is not complete and is qualified in its entirety by reference to the Sponsor Agreement, which is attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Global Knowledge Merger Agreement

On October 12, 2020, Churchill entered into an Agreement and Plan of Merger (the “Global Knowledge Merger Agreement”) by and among Churchill, Magnet Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Churchill (“Merger Sub”), and Albert DE Holdings Inc., a Delaware corporation owned by investment funds affiliated with Rhône Capital L.L.C.

Pursuant to the Global Knowledge Merger Agreement, Merger Sub will merge with and into Global Knowledge, with Global Knowledge surviving the transaction as a wholly-owned subsidiary of Churchill (the “Global Knowledge Merger”). At the effective time (the “Global Knowledge Effective Time”) of the Global Knowledge Merger, as consideration for the Global Knowledge Merger, 100% of the issued and outstanding equity interests of Global Knowledge will be converted, in the aggregate, into the right to receive warrants, each of which shall entitle the holders thereof to purchase one share of Class A Churchill Common Stock at an exercise price of $11.50 per share. The aggregate number of warrants to be received by the equity holders of Global Knowledge as consideration in the Global Knowledge Merger will be 6,000,000 (or 5,000,000 if the Rhône Subscription Agreement (as defined below) is terminated in accordance with the terms thereof prior to the Global Knowledge Closing). The warrants to be issued to the equity holders of Global Knowledge will be non-redeemable and otherwise substantially similar to the private placement warrants issued to the Churchill Sponsor in connection with Churchill’s initial public offering.

The consummation of the proposed Global Knowledge Merger (the “Global Knowledge Closing”) is subject to the consummation of the Skillsoft Merger, among other conditions to closing described herein (see Conditions to Closing below) and contained in the Global Knowledge Merger Agreement.

Representations and Warranties

The Global Knowledge Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) capital structure, (iii) authorization to enter into the Global Knowledge Merger Agreement, (iv) licenses and permits, (v) taxes, (vi) financial information, (vii) real property, (viii) material contracts, (ix) title to assets, (x) absence of changes, (xi) employee matters, (xii) compliance with laws, (xiii) litigation, (xiv) transactions with affiliates, (xv) regulatory matters and (xvi) intellectual property.

Covenants

The Global Knowledge Merger Agreement includes customary covenants of the parties with respect to operation of the Global Knowledge business prior to the consummation of the Global Knowledge Merger and efforts to satisfy conditions to the consummation of the Global Knowledge Merger. The Global Knowledge Merger Agreement also contains additional covenants of the parties, including, among others, (i) covenants providing for Churchill and Global Knowledge to use reasonable efforts to obtain all necessary regulatory approvals, (ii) covenants providing for Global Knowledge to cooperate with Churchill in the preparation of the Proxy Statement (as defined in the Global Knowledge Merger Agreement) required to be filed in connection with the Skillsoft Merger, (iii) covenants providing for Global Knowledge to use reasonable best efforts to provide cooperation or assistance with the consummation of the Existing Debt Restructuring (as defined in the Global Knowledge Merger Agreement) and other transactions contemplated by the Restructuring Support agreement (as defined in the Global Knowledge Merger Agreement), (iv) covenants providing for Global Knowledge to use reasonable best efforts to consummate the Existing Debt Restructuring (as defined in the Global Knowledge Merger Agreement) prior to the date the Global Knowledge Closing occurs, (v) covenants by Churchill to use reasonable best efforts to comply in all material respects with its obligations under the Skillsoft Merger Agreement subject to the terms and conditions thereof to the extent any noncompliance with such obligations would prevent or delay the Skillsoft Closing (however, Churchill will not be required to amend or waive a closing condition under the Skillsoft Merger Agreement or otherwise renegotiate the terms of the Skillsoft Merger Agreement in order to satisfy its obligations under the Global Knowledge Merger Agreement) and to keep Global Knowledge reasonably apprised of the status of matters relating to the completion of the Skillsoft Merger, including with respect to the negotiations relating to the satisfaction of the closing conditions in respect thereof and (vi) covenants providing that Churchill will use its reasonable best efforts to obtain financing to the extent necessary to satisfy the Available Closing Date Cash Condition and subject to certain limitations.

Global Knowledge Exclusivity Restrictions

Except as expressly permitted by the Global Knowledge Merger Agreement, from after the date of the Global Knowledge Merger Agreement to the Global Knowledge Effective Time or, if earlier, the valid termination of the Global Knowledge Merger Agreement in accordance with its terms, Global Knowledge has agreed, among other things, not to take, whether directly or indirectly, any action to (i) make or negotiate any offer or proposal involving any third party to issue, sell or otherwise transfer any interest in Global Knowledge or any of its subsidiaries or all or any material portion of its or their assets, or enter into any definitive agreement with respect to, or otherwise effect, any recapitalization, refinancing, merger or other similar transaction involving Global Knowledge or its subsidiaries other than with Churchill or its affiliates, (any of the foregoing hereinafter referred to as a “Global Knowledge Alternative Proposal”), (ii) solicit any inquiries or proposals regarding any Global Knowledge Alternative Proposal, (iii) initiate any discussions with or provide any non-public information or data to any third party that would encourage, facilitate or further any effort or attempt to make or implement a Global Knowledge Alternative Proposal, or (iv) enter into any agreement with respect to any Global Knowledge Alternative Proposal made by any third party; provided that prior to the Closing, Global Knowledge and its affiliates or representatives may disclose to Global Knowledge’s shareholders any unsolicited proposal received in connection with any Global Knowledge Alternative Proposal to the extent required by their obligations under applicable laws.

However, Global Knowledge may initiate, respond to and progress discussions in respect of a Global Knowledge Alternative Proposal if (x) (i) either Skillsoft or Churchill notifies the other party that such other party is in breach of the Skillsoft Merger Agreement, which breach has not been cured for 20 days from the date of such breach or otherwise waived by the other party, (ii) the initial date of Churchill’s special stockholder meeting in connection with the Skillsoft Transactions is postponed by Churchill by more than 15 days or (iii) the Global Knowledge Closing has not occurred by the date that is six months following the date of the Global Knowledge Merger Agreement and (y) the board of directors of Global Knowledge has determined in good faith, on the basis of advice from legal counsel, that failure to seek a Global Knowledge Alternative Proposal is inconsistent with the directors’ fiduciary duties under applicable law. Global Knowledge is obligated to keep Churchill reasonably apprised of any inquiries or proposals regarding, or upon entering into, any negotiations in respect of a Global Knowledge Alternative Proposal.

Conditions to Closing

The consummation of the Global Knowledge Merger is subject to customary closing conditions, including, among other things, (i) the consummation of the Skillsoft Merger, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any governmental order, prohibiting the consummation of the Transactions (as defined in the Global Knowledge Merger Agreement), (iv) Pro-Forma Available Closing Date Cash (as defined in the Global Knowledge Merger Agreement) of not less than $50,000,000.00, (v) the absence of an “Event of Default” under New Credit Agreements (as defined in the Global Knowledge Merger Agreement), (vi) the absence of a Material Adverse Effect (as defined in the Global Knowledge Merger Agreement) and (vii) customary bringdown conditions with respect to each parties’ representations and warranties and covenants.

Termination

The Global Knowledge Merger Agreement may be terminated at any time, but not later than the Global Knowledge Closing, as follows:

(i)	by mutual written consent of Churchill and Global Knowledge;

(ii)	by either Churchill or Global Knowledge if the other party has breached any of its covenants or representations and warranties such that any closing condition would not be satisfied at the Global Knowledge Closing (subject to a cure period of 30 business days and waiver by the non-breaching party);

(iii)	by either Churchill or Global Knowledge if the transactions are not consummated on or before, June 12, 2021 or, if the Skillsoft Closing occurs, the date that is the later of (x) 3 months following the Skillsoft Closing and (y) April 12, 2021, but, in no event later than June 12, 2021 (the “Global Knowledge Outside Date”) (provided that a party does not have the right to terminate under this provision if such party’s material breach of any representations, warranties or covenants causes the Global Knowledge Closing not to occur prior to Global Knowledge Outside Date);

(iv)	by either Churchill or Global Knowledge if a governmental entity shall have issued a final, non-appealable governmental order permanently enjoining or prohibiting the consummation of the Global Knowledge Merger (provided that the party whose action or inaction causes the governmental order does not have the right to terminate under this provision);

(v)	automatically (subject to Churchill’s right to waive such automatic termination within one day thereafter) if (x) the RSA (as defined below) has been terminated or is no longer in full force and effect, (y) any Existing Forbearance Agreement (as defined in the Global Knowledge Merger Agreement) has been terminated or is no longer in effect, and/or the forbearance by the lenders thereunder contemplated by any Existing Forbearance Agreement is otherwise no longer in effect, and/or (z) if Global Knowledge files for Chapter 11 under the U.S. Bankruptcy Code or otherwise commences any similar insolvency proceeding in any jurisdiction;

(vi)	automatically (subject to Churchill’s right to waive such automatic termination within one day thereafter) at the time at which (x) the loans or commitments under any Existing Debt Agreement (as defined in the Global Knowledge Merger Agreement) has been accelerated and/or (y) the Lenders (as defined in the Global Knowledge Merger Agreement) take any action to foreclose upon, take possession of, sell, or enforce any lien or encumbrance on any of their collateral and/or the Required Consenting Lenders (as defined in the RSA) elect to deliver a formal notice that they intend to initiate an action against Global Knowledge to enforce their rights or seek remedies under the Existing Credit Agreements (as defined in the Global Knowledge Merger Agreement);

(vii)	by Churchill (provided that if Global Knowledge files for Chapter 11 under the U.S. Bankruptcy Code, such termination will be automatic without any further action by Churchill, subject to Churchill’s right to waive such automatic termination within one day thereafter), if (i) (x) Global Knowledge breaches its obligations under each Existing Debt Agreement or the RSA and/or (y) if any of the Requisite Consenting Lenders under the RSA breach their obligations thereunder or (ii) the RSA is modified without Churchill’s consent, in each case of clause (i) and (ii), in a manner that has, or would reasonably be expected to have, a non-de minimis adverse economic impact on the rights of Global Knowledge or Churchill;

(viii)	automatically (subject to Churchill’s right to waive such automatic termination within 72 hours of gaining actual knowledge of its occurrence), following the occurrence of a default under any of the Existing Forbearance Agreements; or

(ix)	by either Churchill or Global Knowledge, if the Skillsoft Merger Agreement has been validly terminated in accordance with its terms.

The foregoing description of the Global Knowledge Merger Agreement and the transactions contemplated thereby is not complete and are subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.2, and the terms of which are incorporated herein by reference.

The Global Knowledge Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Churchill, Global Knowledge or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Global Knowledge Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Global Knowledge Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Global Knowledge Merger Agreement are not necessarily characterizations of the actual state of facts about Churchill, Global Knowledge or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Churchill makes publicly available in reports, statements and other documents filed with the SEC.

Restructuring Support Agreement

On October 12, 2020, Global Knowledge entered into a Restructuring Support Agreement (the “RSA”) with (i) 100% of its lenders under that certain Amended and Restated First Lien Credit and Guaranty Agreement, dated as of January 30, 2015, as amended from time to time, by and among, inter alios, GK Holdings, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Credit Suisse, acting in its capacity as administrative agent and collateral agent (the “First Lien Credit Agreement,” and the lenders thereto, the “First Lien Lenders”); and (ii) 100% of its lenders under that certain Amended and Restated Second Lien Credit and Guaranty Agreement, dated as of January 30, 2015, as amended from time to time, by and among, inter alios, GK Holdings, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto and Wilmington Trust, acting in its capacity as administrative agent and collateral agent (the “Second Lien Credit Agreement,” and there lenders thereto, the “Second Lien Lenders,” together with the First Lien Lenders, the “Secured Lenders”). The RSA contemplates an out-of-court restructuring (the “Restructuring”) that provides meaningful recoveries, funded by Churchill, to all Secured Lenders. Churchill is a third-party beneficiary of the RSA with respect to enforcement of certain specific provisions and its explicit rights under the RSA and not a direct party.

On the Out-of-Court Transaction Effective Date (as defined in the RSA), which shall occur concurrently with the Global Knowledge Closing (and only upon such closing), (a) the First Lien Lenders will receive (i) $143.5 million of cash and (ii) $50 million in aggregate principal amount of new term loans (or an equivalent amount of cash in lieu thereof), and (b) the Second Lien Lenders will receive (i) $12.5 million of cash and (ii) $20 million in aggregate principal amount of new term loans (or an equivalent amount of cash in lieu thereof) (both (a) and (b) as set forth in the term sheet attached to the RSA (the “Restructuring Term Sheet”)).

On the Out-of-Court Transaction Effective Date, which shall occur concurrently with the Global Knowledge Closing (and only upon such closing), each holder of a claim arising under that certain Credit and Guaranty Agreement, dated as of November 26, 2019, by and among, inter alios, Global Knowledge Holdings B.V. and Global Knowledge Network (Canada), Inc., as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Blue Torch Finance LLC, as capacity as administrative agent will be paid in cash, in full (including all accrued and unpaid interest through the date of repayment), as set forth in the Restructuring Term Sheet.

Under the RSA, the Secured Lenders have agreed, subject to certain terms and conditions, to support the Restructuring of the existing debt of, existing equity interests in, and certain other obligations of Global Knowledge, on the terms set forth in the RSA.

In accordance with the RSA, the Secured Lenders agreed, among other things, to: (i) support the Restructuring as contemplated by the RSA and the definitive documents governing the Restructuring; (ii) not take any action, directly or indirectly, to interfere with acceptance, implementation or consummation of the Restructuring; and (iii) not transfer their claims under the First Lien Credit Agreement and Second Lien Credit Agreement, as applicable, except with respect to limited and customary exceptions, including requiring any transferee to either already be bound or become bound by the terms of the RSA.

In accordance with the RSA, Global Knowledge agreed, among other things, to: (i) support and take all steps reasonably necessary and desirable to consummate the Restructuring in accordance with the RSA; and (ii) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation or consummation of the Restructuring.

Subscription Agreements

Prosus Agreements

On October 12, 2020, in connection with the execution of the Skillsoft Merger Agreement, MIH Ventures B.V. (“Prosus”) entered into a subscription agreement (the “Prosus Subscription Agreement”) with Churchill and Churchill Sponsor, pursuant to which Prosus subscribed for 10,000,000 newly-issued shares of Churchill Class A Common Stock, at a purchase price of $10.00 per share, to be issued at the Skillsoft Closing (the “First Step Prosus Investment”), and Churchill granted Prosus a 30-day option (the “Option”) to subscribe for up to an additional 40,000,000 newly-issued shares of Churchill Class A Common Stock, at a purchase price of $10.00 per share (or such additional number of shares that would result in Prosus beneficially owning shares of Class A common stock representing 35% of the issued and outstanding shares of Churchill on a fully-diluted and as-converted basis as of immediately following the Skillsoft Closing), in each case, subject to certain adjustments (the “Second Step Prosus Investment” and together with the First Step Prosus Investment, the “Prosus PIPE Investment”).

Pursuant to the Prosus Subscription Agreement, in the event Prosus exercises the Option and following consummation of the Prosus PIPE Investment, Prosus will have the right to nominate a number of directors to Churchill’s Board in proportion to its beneficial ownership of the Churchill Class A Common Stock; provided that, if (i) Prosus’s ownership percentage of the aggregate outstanding shares of Churchill Class A Common Stock is at least 20%, Prosus will have the right to designate or nominate no less than two designees to Churchill’s Board; (ii) Prosus’s ownership percentage of the aggregate outstanding shares of Churchill Class A Common Stock is at least 10%, Prosus will have the right to designate or nominate no less than 1 designee to Churchill’s Board; and (iii) Prosus’s ownership percentage of the aggregate outstanding shares of Churchill Class A Common Stock is less than 5%, Prosus will not have any director nomination right.

In connection with the execution of the Prosus Subscription Agreement, Prosus entered into a strategic support agreement (the “Strategic Support Agreement”) with Churchill, pursuant to which Prosus agreed to provide certain business development and investor relations support services in the event it exercises the Option and beneficially owns at least 20% of the outstanding Churchill Class A Common Stock following closing of the Prosus PIPE Investment. If Prosus exercises the Option and consummates the Prosus PIPE Investment, it will also nominate an individual to serve as the chairman of Churchill’s Board, subject to customary approval by Churchill’s nominating and corporate governance committee.

In the event Prosus exercises the Option and consummates the Prosus PIPE Investment, Churchill will issue to Prosus warrants to purchase a number of shares of Churchill Class A Common Stock equal to one-third of the number of shares of Churchill Class A Common Stock purchased in the Prosus PIPE Investment. The warrants will have terms substantively identical to those included in the units offered in Churchill’s initial public offering.

The obligations to consummate the Prosus PIPE Investment are conditioned upon, among other things, certain regulatory and other customary closing conditions and the consummation of the Skillsoft Merger.

The foregoing descriptions of the Prosus Subscription Agreement and the Strategic Support Agreement are not complete and qualified in entirety by reference to the Prosus Subscription Agreement, which is attached as Exhibit 10.4 to this Current Report and incorporated herein by reference, and the Strategic Support Agreement, which is attached as Exhibit 10.5 to this Current Report and incorporated herein by reference.

Rhône Subscription Agreement

On October 12, 2020, in connection with the execution of the Skillsoft Merger Agreement, Albert UK Holdings 1 Limited, a company owned by investment funds affiliated with Rhône Capital L.L.C. (“Rhône”), entered into a subscription agreement (the “Rhône Subscription Agreement”) with Churchill, pursuant to which Rhône has agreed to subscribe for 5,000,000 newly-issued shares of Churchill Class A Common Stock at a purchase price of $10.00 per share at the Global Knowledge Closing (the “Rhône PIPE Investment”). In the event that Rhône’s board of directors determines, in its sole discretion, that it is not in Rhône’s interest to make the Rhône Investment, Rhône has the right to terminate the Rhône Subscription Agreement with written notice to Churchill within 30 days of executing the Rhône Subscription Agreement.

The obligations to consummate the Rhône PIPE Investment are conditioned upon, among other things, customary closing conditions and the consummation of the Global Knowledge Merger.

The foregoing description of the Rhône Subscription Agreement is not complete and is qualified in its entirety by reference to the Rhône Subscription Agreement, which is attached as Exhibit 10.6 to this Current Report and incorporated herein by reference.

Lodbrok Subscription Agreement

On October 13, 2020, in connection with the execution of the Global Knowledge Merger Agreement, Churchill entered into a subscription agreement with Lodbrok Capital LLP (“Lodbrok”) pursuant to which Lodbrok subscribed for 2,000,000 newly-issued shares of Churchill Class A Common Stock, at a purchase price of $10.00 per share, to be issued at the Global Knowledge Closing (the “Lodbrok Subscription Agreement”). The obligations to consummate the transactions contemplated by the Lodbrok Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the Global Knowledge Merger.

The foregoing description of the Lodbrok Subscription Agreement is not complete and is qualified in its entirety by reference to the Lodbrok Subscription Agreement, which is attached as Exhibit 10.7 to this Current Report and incorporated herein by reference.

SuRo Subscription Agreement

On October 14, 2020, in connection with the execution of the Skillsoft Merger Agreement, Churchill entered into a subscription agreement with SuRo Capital Corp. (“SuRo”) pursuant to which SuRo subscribed for 1,000,000 newly-issued shares of Churchill Class A Common Stock, at a purchase price of $10.00 per share, to be issued at the Skillsoft Closing (the “SuRo Subscription Agreement”). The obligations to consummate the transactions contemplated by the SuRo Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the Skillsoft Merger.

The foregoing description of the SuRo Subscription Agreement is not complete and is qualified in its entirety by reference to the SuRo Subscription Agreement, which is attached as Exhibit 10.8 to this Current Report and incorporated herein by reference.

Engagement of Financial Advisor

Churchill has engaged The Klein Group, LLC, an affiliate of M. Klein and Company, LLC and of Churchill Sponsor, to act as Churchill’s financial advisor in connection with the Skillsoft Merger, the Global Knowledge Merger (as defined below), the Prosus PIPE Investment, the Rhône PIPE Investment, the SuRo Subscription Agreement and the Lodbrok Subscription Agreement (and together with the Prosus PIPE Investment, the Rhône PIPE Investment, the SuRo Subscription Agreement and any other financing of the Skillsoft Merger or the Global Knowledge Merger, the “PIPE Investments”). Pursuant to this engagement, Churchill will pay The Klein Group, LLC a transaction fee of $4,000,000 with respect to the consummation of the Global Knowledge Merger and 2% of the principal amount raised (excluding any principal amount raised from an affiliate of Churchill) in connection with any PIPE Investments. The engagement of The Klein Group, LLC and the payment of the advisory fee has been approved by Churchill’s audit committee and Board in accordance with Churchill’s related persons transaction policy.

CEO Employment Agreement

On October 13, 2020, Churchill entered into an employment agreement with Jeffrey Tarr (the “Employment Agreement”) which will become effective upon the Skillsoft Closing, and pursuant to which Mr. Tarr will serve as Churchill’s chief executive officer and a member of Churchill’s Board. The Employment Agreement provides for a two-year initial term, which will be automatically extended for successive one-year periods unless either party provides at least six months’ notice of non-renewal. Pursuant to the Employment Agreement, Mr. Tarr will receive a base salary of $750,000, be eligible to earn an annual cash incentive bonus with a target and maximum equal to 100% and 200% of base salary, respectively, and be eligible to participate in health, welfare and other benefits consistent with those offered to other senior executives of Churchill. The Employment Agreement also provides that within 30 days following the Skillsoft Closing, Mr. Tarr will receive (i) an award of 1,000,000 options (the “Tarr Options”), each having an exercise price equal to the fair market value of a share of Churchill Class A Common Stock on the date of grant, which vest ratably on a quarterly basis over a four-year period commencing on the Skillsoft Closing and (ii) an award of 2,000,000 restricted stock units (the “Tarr RSUs) which will vest ratably on a quarterly basis over a three year period commencing on the Skillsoft Closing, in each case, subject to Mr. Tarr’s continued employment through the applicable vesting date, provided, that, upon a change in control or upon a termination due to death or disability, the Tarr Options and the Tarr RSUs shall become fully vested as of the date of such change in control or qualifying termination, as applicable, and provided, further, that the Tarr Options and Tarr RSUs shall be subject to continued vesting upon certain other termination events as described below. The Employment Agreement further provides that upon a termination by Mr. Tarr for good reason or by Churchill without cause (which shall include a termination due to Churchill’s nonrenewal of the employment term), Mr. Tarr will be entitled to receive, in exchange for a release of claims against Churchill and subject to Mr. Tarr’s continued compliance with the restrictive covenants set forth in the Employment Agreement, severance and benefits consisting of: (i) a payment equal to two times the sum of (A) the base salary and (B) target annual cash incentive for the year in which termination occurs, payable in substantially equal installments over the twenty-four month period following the date of termination in accordance with Churchill’s normal payroll practices, (ii) a bonus payment equal to the annual cash incentive for the year in which termination occurs based on actual performance and prorated to reflect the period of the fiscal year that has lapsed as of the date of termination, payable at the same time when bonuses are ordinarily paid by Churchill and (iii) continued vesting of Mr. Tarr’s then-outstanding equity awards for the twelve-month period following the date of termination. The Employment Agreement contains restrictive covenants including: (i) a perpetual confidentiality covenant, (ii) a non-solicitation of employees and customers covenant, a non-hire of employees covenant and a non-competition covenant, each of which applies during the employment term and for twelve months thereafter and (iii) a mutual non-disparagement covenant that applies during the employment term and for five years thereafter.

Concurrent with the entry into the Employment Agreement, Churchill also entered into a securities assignment agreement with Mr. Tarr on October 12, 2020 (the “Tarr Warrant Agreement”) pursuant to which the Churchill Sponsor will assign to Mr. Tarr (i) 500,000 private placement warrants effective on, and subject to, the Skillsoft Closing, at a price of $0.000001 per warrant and (ii) 500,000 private placement warrants effective on, and subject to, the Global Knowledge Closing, at a price of $0.000001 per warrant. Each private placement warrant entitles Mr. Tarr to purchase one share of Churchill Class A Common Stock at an exercise price of $11.50 per share and the private placement warrants are subject to the lock-up provisions included in the Sponsor Agreement. In the event Mr. Tarr does not commence employment on the Start Date (as defined in the Employment Agreement) pursuant to the Employment Agreement, the Tarr Warrant Agreement immediately becomes null and void ab initio and will be of no further force and effect.

The foregoing description of the Employment Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.9, and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report is incorporated by reference herein. The shares of Churchill Class A Common Stock and warrants to purchase shares of Churchill Class A Common Stock to be issued pursuant to the Global Knowledge Merger Agreement, the Prosus Subscription Agreement, the Rhône Subscription Agreement, the SuRo Subscription Agreement and the Lodbrok Subscription Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth above in Item 1.01 of this Report is incorporated by reference herein.

Item 8.01	Other Events.

Press Release

Attached as Exhibit 99.1 to this Report is a press release of Churchill, Skillsoft and Global Knowledge announcing the transactions described in this Report.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, and June 30, 2020, which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft Merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge Merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft Merger and the Global Knowledge Merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft Merger and the Global Knowledge Merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Merger dated as of October 12, 2020, by and between Churchill Capital Corp II and Software Luxembourg Holding S.A.

2.2*	Agreement and Plan of Merger, dated as of October 12, 2020, by and between Churchill Capital Corp II, Magnet Merger Sub, Inc., and Albert DE Holdings Inc.

10.1	Stockholders Agreement, dated as of October 12, 2020, by and among Churchill Capital Corp II, Churchill Sponsor II LLC and the Founder Holder

10.2	Amended and Restated Registration Rights Agreement, dated as of October 12, 2020, by and among Churchill Capital Corp II, Churchill Sponsor II LLC, Software Luxembourg Holding S.A. and the Holders

10.3	Sponsor Support Agreement, dated as of October 12, 2020, by and among Churchill Capital Corp II, Churchill Sponsor II LLC, Software Luxembourg Holding S.A. and the Insiders

10.4**	Subscription Agreement, dated as of October 12, 2020, by and among Churchill Capital Corp II, Churchill Sponsor II LLC and MIH Ventures B.V.

10.5	Strategic Support Agreement, dated as of October 12, 2020, by and between MIH Ventures B.V. and Churchill Capital Corp II

10.6	Subscription Agreement, dated as of October 12, 2020, by and between Albert UK Holdings 1 Limited and Churchill Capital Corp II

10.7	Subscription Agreement, dated as of October 13, 2020, by and between Lodbrok Capital LLP and Churchill Capital Corp II

10.8	Subscription Agreement, dated as of October 14, 2020, by and between SuRo Capital Corp. and Churchill Capital Corp II

10.9	Executive Employment Agreement, dated as of October 13, 2020, by and between Jeffrey R. Tarr and Churchill Capital Corp II.

99.1	Press Release issued by Churchill and Skillsoft on October 12, 2020.

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Churchill agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

** Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). Churchill agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 2020

Churchill Capital Corp II

By:	/s/ Peter Seibold
Name: Peter Seibold Title: Chief Financial Officer